Jefferson Pilot Variable Fund, Inc.
Question 77-H

Changes in Control of Registrant

Shares of the Series are presently offered only to corresponding divisions of separate accounts established by Jefferson Pilot Financial Insurance Company (“Jefferson Pilot Financial”), Jefferson-Pilot Life Insurance Company (“Jefferson-Pilot Life”) or their affiliated insurance companies, to fund variable annuities and flexible premium variable life insurance policies. Shares are also offered to the Lincoln Profile Funds, each of which operates as a fund of funds. Shares may be offered in the future to other affiliated or non-affiliated insurance companies in order to fund additional variable life insurance policies, variable annuity contracts or other investment products. The owner of a Policy may allocate among the Series the amounts available for investment under the Policy. Prior to April 3, 2006, Jefferson Pilot Financial and Jefferson-Pilot Life were wholly-owned subsidiaries of Jefferson-Pilot Corporation. As of April 3, 2006, Jefferson-Pilot Corporation merged into Lincoln JP Holdings, L.P., which is wholly-owned by Lincoln National Corporation.